July 15, 2011

BY EDGAR AND OVERNIGHT COURIER

Mr. John Cash

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-7010

Re:	Cohen & Steers, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Form 10-Q for the Fiscal Quarter Ended March 31, 2011
File No. 001-32236

Dear Mr. Cash:

This letter is being submitted in response to the comments set forth in your letter dated June 17, 2011 (the “Comment Letter”) to Cohen & Steers, Inc. (the “Company”) with respect to the above-referenced filings of the Company. Included below are the Company’s responses to the questions raised in the Comment Letter. To assist your review, we have included the text of your comments and the numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter.

In responding to the Comment Letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Staff Comment:

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Liquidity and Capital Resources, page 22

1.	We note that you have foreign operations and undistributed earnings of foreign subsidiaries for which you have not provided income taxes. To the extent applicable and material, please revise future annual and quarterly filings to address the following:

•	Disclose the amount of cash and cash equivalents and short-term investments held by foreign subsidiaries as of each balance sheet date;

•	Discuss the potential tax implications if such funds are needed for your operations in the U.S.; and

•	Discuss your intent to permanently reinvest these funds outside the U.S.

Company Response: In future filings, we will include the amount of our consolidated cash and cash equivalents and short term investments held by our foreign subsidiaries. With respect to the staff’s other disclosure points above, we note that the Company and its subsidiaries have no long-term debt and that the cash and cash equivalents and short term investments held in the U.S. are more than sufficient to cover its working capital needs; accordingly, we will state that it is our current intention to permanently reinvest these funds outside of the U.S. and therefore we do not believe disclosure regarding the potential tax implications related to such foreign funds is necessary.

Staff Comment:

Critical Accounting Policies and Estimates, page 23

Goodwill and Intangible Assets, page 24

2.	In future filings, to the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying value, and goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results, please provide the following disclosures for each reporting unit:

•	Identify the reporting unit.

•	The percentage by which fair value exceeds carrying value as of the most recent step-one test.

•	The amount of goodwill allocated to the reporting unit.

•	A description of the assumptions that drive the estimated fair value.

•

A discussion of any uncertainties associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that deviate from your historical results, please include a discussion of these assumptions.

•	A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

•	Any other material and useful information you gather and analyze regarding the risks of recoverability of your goodwill.

If you have determined that estimated fair values substantially exceed carrying values for your reporting units, please disclose that determination. Refer to Item 303 of Regulation S-K. Additionally, please revise annual filings to disclose when you test your goodwill and indefinite-lived intangible assets for impairment.

Company Response: In future filings, to the extent that we determine the fair value of our goodwill for our reporting unit substantially exceeds its carrying value, we will disclose that determination in the “Critical Accounting Policies and Estimates” section of “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.” To the extent that the fair value of our goodwill for our reporting unit does not substantially exceed its carrying value, we will make the necessary disclosures as outlined in the staff comment. Additionally, we will disclose when we test our goodwill and indefinite-lived intangible assets for impairment.

Staff Comment:

Financial Statements, page F-1

General

3.	Please revise future annual filings to include geographic information as provided in FASB ASC 280-10-50-41.

Company Response: In future annual filings, we will incorporate geographic information as provided in FASB ASC 280-10-50-41.

Please feel free to call me at (212) 446-9168 if you wish to discuss any of our responses to the Comment Letter, or to answer any other question you may have.

Sincerely,

/s/ Matthew S. Stadler
Matthew S. Stadler
Executive Vice President and
Chief Financial Officer

Cc:	Dale Welcome, Securities and Exchange Commission

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